

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
Craig Samuels
President
CWS Marketing & Finance Group, Inc.
3525 Del Mar Heights Road, #316
San Diego, CA 92310

> **Re: CWS Marketing & Finance Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 21, 2011**
> **File No. 333-170828**

Dear Mr. Samuels:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated December 23, 2010 that the company is not a "blank check corporation." Please advise us whether the company has any plans to enter into a merger or change of control and, if it does not, in the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction.

2.   We note your revisions in response to comments 2 and 5 in our letter dated April 25, 2011; however, your disclosure continues to contain reference to portfolio partner companies. Please revise accordingly.

Our Services

Professional Services

Contractual Arrangement with Professional Services Clients, page 21

3.   We note your added disclosure regarding the material terms of your consulting
        contracts in response to comment 9 in our letter dated April 25, 2011. Please
        further revise to briefly discuss any termination provisions in your consulting
        arrangements.

4.   We note that the company is entitled to a finder's fee equal to 20% of the annual
        salary of any employment engagement arising generally from professional
        services you provide after the non solicitation period ends. Please confirm, if
        true, that this is a one-time fee and revise your disclosure for clarification.

5.   Please revise further to briefly discuss the scope of services provided under your
        "financial service" and "online marketing" consulting engagements. Please also
        briefly explain how such services differ.

Employees, page 25

6.   In response to comment 6 in our letter dated April 25, 2011, you indicate that all
        independent contractors are compensated on a cash basis, in contrast to an
        incentive-based arrangement, as revenues are earned. Please reconcile this
        statement with your disclosure in the second paragraph under this subheading
        regarding the commission based model you plan to implement for independent
        contractors.

Notes to Financial Statements, page F-6

Note 4. Income Taxes, page F-8

7.   We note your response to our prior comment 15. Based on your operating losses
        to date, lack of a strong earnings history, and lack of significant existing contracts,
        we believe that a full valuation allowance for deferred tax assets is required.
        Please revise.

Certain Relationships and Related Transactions, page 34

8.   In your response to comment 17 in our letter dated April 25, 2011, you state that
        you intend to rely upon loans provided by certain shareholders to continue to
        operate for the next twelve months. Please tell us whether any formal agreements
        or debt instruments are currently in place to cover such shortfalls and revise your
        disclosure in this section, as needed, to discuss such arrangements. Please also
        expand to discuss your policies and procedures currently in place for the review,

approval or ratification of such transactions as well as for the issuance of shares for provided services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Craig Samuels
CWS Marketing & Finance Group, Inc.
July 14, 2011
Page 4

       You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

                  Sincerely,

                  /s/ Tom Kluck

                  Tom Kluck
                  Legal Branch Chief

cc: Marc A. Indeglia, Esq.
       Gregory R. Carney
       Indeglia & Carney, P.C.